Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 3 DATED DECEMBER 23, 2008

TO THE PROSPECTUS DATED OCTOBER 28, 2008

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated October 28, 2008. This Supplement No. 3 must be read in conjunction with our prospectus dated October 28, 2008, as supplemented by Supplement No. 1 dated November 18, 2008 and Supplement No. 2 dated December 17, 2008.

REAL PROPERTY ACQUISITION

We referenced the following real property acquisition in our Supplement No. 2 dated December 17, 2008 as a probable acquisition. Consistent with our risk management policies we expect that the below acquisition will be adequately insured to cover potential property or casualty losses upon acquisition.

North Austin Health Center

On December 23, 2008, we, through a joint venture with ProLogis (the “TRT-ProLogis Joint Venture”), acquired an office property located in the Austin, Texas market (the “North Austin Health Center”). The North Austin Health Center was contributed to the TRT-ProLogis Joint Venture from a subsidiary of ProLogis. Pursuant to the terms of the TRT-ProLogis Joint Venture we contributed approximately 90% of the equity of the TRT-ProLogis Joint Venture and we are the general partner thereof, while ProLogis contributed approximately 10% of the equity of the TRT-ProLogis Joint Venture. We acquired the North Austin Health Center using a combination of (i) proceeds from our public and private offerings, (ii) an equity contribution from ProLogis and (iii) debt financing in the amount of approximately $22.7 million. Pursuant to the terms of the TRT-ProLogis Joint Venture, we have the right to acquire ProLogis’ remaining interest in the TRT-ProLogis Joint Venture three years after the acquisition of the North Austin Health Center. The North Austin Health Center consists of approximately 156,000 net rentable square feet that will be 100% occupied by a single tenant in the health care industry subject to an 11-year term. We expect the total estimated investment amount for the North Austin Health Center to be approximately $45.0 million, including an acquisition fee payable to our Advisor of approximately $399,000 and estimated other closing and due diligence costs of approximately $200,000.